UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

FBL FINANCIAL GROUP, INC.
(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

30239F106
(CUSIP Number)

Edward G. Parker

General Counsel

Iowa Farm Bureau Federation
5400 University Avenue
West Des Moines, IA 50266

(515) - 226- 6226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐

CUSIP No. 30239F106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Iowa Farm Bureau Federation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,767,922*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,767,922*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,767,922*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61%**
14	TYPE OF REPORTING PERSON HC

*	Includes (i) 14,760,303 Class A Common Shares and (ii) 7,619 Class B Common Shares, which are immediately convertible share-for-share into Class A Common Shares at the election of the holder.

**	Based upon a total of 24,402,971 Common Shares outstanding, comprised of (i) 24,391,558 Class A Common Shares and (ii) 11,413 Class B Common Shares.

CUSIP No. 30239F106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farm Bureau Property & Casualty Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,635,049 *
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,628,600*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,635,049 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39%**
14	TYPE OF REPORTING PERSON IC

*	Includes (i) 9,631,255 Class A Common Shares and (ii) 3,794 Class B Common Shares, which are immediately convertible share-for-share into Class A Common Shares at the election of the holder.

**	Based upon a total of 24,402,971 Common Shares outstanding, comprised of (i) 24,391,558 Class A Common Shares and (ii) 11,413 Class B Common Shares.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends Amendment No. 1 to Schedule 13D filed on May 3, 2021 (“Amendment No. 1”), which in turn amended the statement on Schedule 13D filed by the Iowa Farm Bureau Federation, an Iowa non-profit corporation (“IFBF”) and Farm Bureau Property & Casualty Insurance Company, an Iowa domiciled stock property and casualty insurance company (“FBP&C” and together with IFBF, the “Reporting Persons”) on January 14, 2021 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Schedule 13D or in Amendment No. 1, as applicable. Except as otherwise provided herein, each Item of the Schedule 13D, as amended by Amendment No. 1, remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended by adding the following:

Item 4 of this Amendment No. 2 is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

On May 25, 2021, the Issuer completed the previously announced Merger of Merger Sub with and into the Issuer, whereby the separate corporate existence of Merger Sub ceased and the Issuer continued as the surviving corporation (the “Surviving Corporation”) in the Merger. The Merger Agreement was approved and adopted by the shareholders of the Issuer at a special meeting of the shareholders held on May 21, 2021 by the affirmative vote of (i) holders of at least a majority of all outstanding Class A Common Shares and Series B Preferred Shares of the Issuer, voting together as a single class, (ii) holders of at least a majority of all outstanding Class B Common Shares (the Class A Common Shares and Class B Common Shares of the Issuer, together, the “Common Shares”) and (iii) at least a majority of all outstanding Common Shares held by all of the holders of outstanding Common Shares excluding the Reporting Persons and their respective affiliates, and the directors and officers of the Reporting Persons and their affiliates (such shareholders, the “Public Shareholders”). The Merger became effective on May 25, 2021 (the “Effective Time”) pursuant to the Articles of Merger that were filed with the Secretary of State of the State of Iowa on such date.

At the Effective Time, each Common Share that was issued and outstanding immediately prior to the Effective Time (other than Common Shares held by (i) IFBF, Merger Sub or FBP&C, (ii) the Issuer in treasury or by any wholly-owned subsidiary of the Issuer or (iii) any of the Issuer’s common shareholders who have neither voted in favor of the Merger nor consented thereto in writing and who have demanded properly in writing appraisal for such Common Shares in accordance with Sections 490.1301 through 490.1303 and Sections 490.1320 through 490.1326 of the Iowa Business Corporation Act and have not failed to perfect or have not effectively withdrawn or lost their rights to appraisal of such Common Shares) was converted into the right to receive $61.00 in cash (the “Merger Consideration”), without interest and less any required withholding taxes.

Additionally, at the Effective Time, (i) each share of common stock of Merger Sub that was issued and outstanding immediately prior to the Effective Time was converted into and become one common share of the Surviving Corporation and (ii) each share of non-voting preferred stock of Merger Sub that was issued and outstanding immediately prior to the Effective Time was converted into and became one share of non-voting preferred stock the Surviving Corporation. At the Effective Time, the Series B Preferred Shares of the Issuer remained outstanding in accordance with their terms and became Series B Preferred Shares of the Surviving Corporation, having in respect of the Surviving Corporation the same powers, preferences, rights, qualifications, limitations and restrictions, that the Series B Preferred Shares of the Issuer had immediately prior to the Effective Time.

At the Effective Time, each option to purchase Common Shares that was outstanding immediately prior to the Effective Time with an exercise price per share that was less than the Merger Consideration was cancelled in exchange for an amount in cash equal to the product of (a) the excess, if any, of the Merger Consideration over the per share exercise price of such option, multiplied by (b) the total number of Common Shares subject to such option immediately prior to the Effective Time. Any option that was outstanding immediately prior to the Effective Time with an exercise price per share that was equal to or greater than the Merger Consideration was cancelled at the Effective Time for no consideration.

At the Effective Time (i) each Company RSA (as defined in the Merger Agreement) that was outstanding immediately prior to the Effective Time, whether vested or unvested, became fully vested and automatically converted into the right to receive the Merger Consideration and (ii) each Company RSU (as defined in the Merger Agreement) that was outstanding immediately prior to the Effective Time was canceled and converted into the right to receive an amount equal to the product of (a) the Merger Consideration multiplied by (b) the total number of Common Shares subject to such Company RSU immediately prior to the Effective Time, plus (c) the aggregate sum of any cash dividend equivalents in respect of such Company RSU, which right will continue to be subject to the vesting conditions and risk of forfeiture applicable to the Company RSU from which it was converted.

At the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time became the directors of the Surviving Corporation, (ii) the officers of the Issuer immediately prior to the Effective Time became the officers of the Surviving Corporation and (iii) the articles of incorporation and bylaws of the Issuer in effect immediately prior to the Effective Time were amended pursuant to the Merger Agreement (as amended by Amendment No. 1 to the Merger Agreement).

Following the Effective Time, the Reporting Persons, in the aggregate, own 100% of the Surviving Corporation. FBP&C owns approximately 39% of the common shares of the Surviving Corporation and IFBF owns approximately 61% of the common shares of the Surviving Corporation. In addition, IFBF owns 100% of the Series B Preferred Shares of the Surviving Corporation and 100% of the Series C Preferred Shares of the Surviving Corporation.

On May 25, 2021, in connection with the completion of the Merger, the Issuer notified the New York Stock Exchange (the “NYSE”) of the completion of the Merger and requested that trading in the Class A Common Shares be suspended and that the Class A Common Shares be withdrawn from listing on the NYSE. On May 26, 2021, the NYSE filed a notification of removal from listing on Form 25 with the SEC with respect to the Class A Common Shares to report the delisting of the Class A Common Shares from the NYSE and suspend trading of the Class A Common Shares on the NYSE as of May 26, 2021.

The Surviving Corporation intends to file with the SEC a certificate and notice of termination on Form 15 with respect to the Class A Common Shares, requesting that the Class A Common Shares be deregistered under the Exchange Act, and that the issuer’s reporting obligations with respect to the Class A Common Shares under Sections 13 and 15(d) of the Exchange Act be suspended.

Item 5. Interests in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)-(b)     Item 4 of this Amendment No. 2 is incorporated herein by reference.

(c)            Item 4 of this Amendment No. 2 is incorporated herein by reference. Prior to the Effective Time, Ms. Geadelmann and Mr. Seibel made periodic contributions to their respective Company 401(k) savings plans. Such contributions continued over the past 60 days. A portion of such contributions was invested automatically in the Common Shares of the Issuer. In addition, dividends earned under the Issuer’s Executive Salary and Bonus Deferred Compensation Plan and the Issuer’s 401(k) savings plan were periodically reinvested in such plans, and as a result, in the Common Shares. At the Effective Time, all such Common Shares were converted into the right to receive the Merger Consideration. Other than the foregoing, as of the date of this Amendment No. 2, and within the past 60 days, to the best of each Reporting Person’s knowledge and belief, no transactions involving Common Shares had been engaged in by the Reporting Person or by the Reporting Person’s or FBMHC’s respective directors or executive officers.

(d)           None.

(e)            Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

2.1	Agreement and Plan of Merger, dated January 11, 2021, by and among FBP&C, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on January 11, 2021)

2.1(a)	Amendment No. 1 to the Agreement and Plan of Merger, dated May 2, 2021, by and among FBP&C, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1(a) to the Issuer’s Form 8-K filed on May 3, 2021)

2.2	Rollover Agreement, dated January 11, 2021, by and among Merger Sub, FBP&C and IFBF (incorporated by reference to Exhibit 2.2 to the Issuer’s Form 8-K filed on January 11, 2021)

2.2(a)	Amendment No. 1 to the Rollover Agreement, dated May 2, 2021, by and among Merger Sub, FBP&C and IFBF (incorporated by reference to Exhibit 2.2(a) to the Issuer’s Form 8-K filed on May 3, 2021)

99.1	Agreement between IFBF and FBP&C, dated January 11, 2021(incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed on January 14, 2021)

99.2	Press Release issued by the Issuer, dated January 11, 2021 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed on January 11, 2021)

99.3	Joint Filing Agreement, dated as of January 14, 2021 (incorporated by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13D filed on January 14, 2021)

99.4	Press Release issued by the Issuer, dated May 3, 2021 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed on May 3, 2021)

99.5	Cooperation and Support Agreement, dated as of May 2, 2021, by and among the Capital Returns Parties, the Reporting Persons and the Issuer (incorporated by reference to Exhibit 99.5 to Amendment No. 1 to the Reporting Persons’ Schedule 13D filed on May 3, 2021)

99.6	Press Release issued by the Issuer, dated May 25, 2021 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed on May 25, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      May 27, 2021

IOWA FARM BUREAU FEDERATION

By:	/s/ Edward G. Parker
	Name:	Edward G. Parker
	Title:	General Counsel

FARM BUREAU PROPERTY & CASUALTY INSURANCE COMPANY

By:	/s/ Edward G. Parker
	Name:	Edward G. Parker
	Title:	General Counsel